SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

FibroGen, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31572Q808

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31572Q808

1.	Names of Reporting Persons Thomas B. Neff
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,391,546 shares(1)
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 4,391,546 shares(1)
	8.	Shared Dispositive Power Not applicable.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,391,546 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☒ 19,500 shares(2)
11.	Percent of Class Represented by Amount in Row 9 5.1%(3)
12.	Type of Reporting Person (see instructions) IN
(1)

Includes 87,450 shares of Common Stock held by the Thomas B. Neff Family Partnership, 60,946 shares held by BioGrowth Partners, L.P., and 1,781,071 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2018 and 4,612 shares of common stock issuable pursuant to restricted stock units within 60 days of December 31, 2018.

(2)	Shares held by Reporting Person’s spouse over which the Reporting Person has no voting or dispositive power.
(3)

The percentage calculation is based on 84,978,056 shares of Common Stock outstanding on October 31, 2018 as reported in the Issuer’s quarterly report on Form 10-Q as filed with the SEC on November 8, 2018, plus the Reporting Person’s options exercisable within 60 days of December 31, 2018 and restricted stock units issuable within 60 days of December 31, 2018.

CUSIP No. 31572Q808

1.	Names of Reporting Persons Thomas B. Neff Family Partnership
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 87,450 shares
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 87,450 shares
	8.	Shared Dispositive Power Not applicable.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,450 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.1%(1)
12.	Type of Reporting Person (see instructions) OO
(1)

The percentage calculation is based on 84,978,056 shares of Common Stock outstanding on October 31, 2018 as reported in the Issuer’s quarterly report on Form 10-Q as filed with the SEC on November 8, 2018.

CUSIP No. 31572Q808

1.	Names of Reporting Persons BioGrowth Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 60,946 shares
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 60,946 shares
	8.	Shared Dispositive Power Not applicable.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,946 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.1%(1)
12.	Type of Reporting Person (see instructions) OO
(1)

The percentage calculation is based on 84,978,056 shares of Common Stock outstanding on October 31, 2018 as reported in the Issuer’s quarterly report on Form 10-Q as filed with the SEC on November 8, 2018.

Item 1(a).	Name of Issuer: FibroGen, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 409 Illinois St., San Francisco, CA 94158

Item 2(a).	Name of Person Filing:

Thomas B. Neff

Thomas B. Neff Family Partnership (“Family Partnership”)

BioGrowth Partners, L.P. (“BioGrowth Partners”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:

c/o FibroGen, Inc.

409 Illinois St.

San Francisco, CA 94158

Item 2(c).	Citizenship:

Thomas B. Neff	US Citizen
Thomas B. Neff Family Partnership	California
BioGrowth Partners	Delaware

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 31572Q808

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Thomas B. Neff	4,391,546 shares[1]
Family Partnership	87,450 shares
BioGrowth Partners	60,946 shares

(b)	Percent of Class:

Thomas B. Neff	5.1%
Family Partnership	0.1%
BioGrowth Partners	0.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Thomas B. Neff	4,391,546 shares[1]
Family Partnership	87,450 shares
BioGrowth Partners	60,946 shares

(ii)	Shared power to vote or to direct the vote:

Not applicable.

(iii)	Sole power to dispose or to direct the disposition of:

Thomas B. Neff	4,391,546 shares[1]
Family Partnership	87,450 shares
BioGrowth Partners	60,946 shares

(iv)	Shared power to dispose or to direct the disposition of:

Not applicable.

(1)

Includes 87,450 shares of Common Stock held by the Thomas B. Neff Family Partnership, 60,946 shares held by BioGrowth Partners, L.P., and 1,781,071 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2018 and 4,612 shares of common stock issuable pursuant to restricted stock units within 60 days of December 31, 2018.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019
Date

/s/ Thomas B. Neff
Thomas B. Neff
Individually and as Managing General Partner of the Thomas B. Neff Family Partnership and General Partner of BioGrowth Partners, L.P.